UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 260,608,618 shares of Common Stock outstanding as of April 28, 2023, as reported in Aramark’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 260,608,618 shares of Common Stock outstanding as of April 28, 2023, as reported in Aramark’s Form 10-Q filed with the SEC on May 9, 2023.

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 260,608,618 shares of Common Stock outstanding as of April 28, 2023, as reported in Aramark’s Form 10-Q filed with the SEC on May 9, 2023.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2019, as amended and supplemented prior to the date of this Amendment (as so amended and supplemented, the “Initial 13D”), relating to their beneficial ownership in Aramark (the “Issuer” or the “Company”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

As previously disclosed, the initial commitment periods of investors in the Mantle Ridge Funds will begin to expire at various times commencing in May 2024 (absent extension elections), and the Reporting Persons have begun discussing with their investors their preference for, among other things, receiving shares of Common Stock rather than cash at expiry of their commitments and extending their commitments for one or more years.

As of the date of this filing, a number of the Mantle Ridge Fund investors have indicated that they would prefer receiving shares of Common Stock. Based on the current market price of the Common Stock as of the date of this Amendment, the shares that would be distributable to these investors would represent approximately one-third of the value of the Mantle Ridge Funds’ investment in the Issuer (equating to approximately 4% of the Issuer’s outstanding shares of Common Stock).

The Reporting Persons are continuing these discussions with their investors.

As these discussions continue, and in light of the above-referenced investor commitments that begin to expire in May of 2024, the Mantle Ridge Funds have begun preparations to opportunistically commence a staged reduction of their exposure to the Company. This reduction would proceed over the quarters ahead. They are actively considering doing so through a public offering and, depending on factors like those discussed below, may do so in the near term and/or at any time in the future. They will also explore opportunities for open market sales, public block sales, private placements, or other transactions and may pursue any or all of these at any time.

While the Mantle Ridge Funds expect to reduce their exposure to the Issuer in due course as discussed above, Mantle Ridge’s general partner, which comprises the entirety of the exposure of Mr. Hilal and the other Mantle Ridge employees to the Issuer’s Common Stock, intends to maintain its interest in the Issuer for the long term.

Any reductions in exposure by the Mantle Ridge Funds will be informed by expectations concerning the impact reducing the large-shareholder overhang will have on the Company’s share price; the price of, and the trading market for, the Common Stock; overall excess demand for the Company’s shares; general market conditions; and the outlook for the economy and the capital markets.

The shares sold in a public offering would be obtained through the exercise or sale to the counterparty of some or all of the Physically Settled Call Options (and some or all of the CSF-Option Agreements and Cash Settled Forward Agreements may be exercised or sold to the counterparty). The counterparty to those derivative transactions may also sell shares of Common Stock in the public offering.

No assurance can be given on the timing or amount, if any, of sales of Common Stock by the Mantle Ridge Funds or such counterparty, whether in public offerings, block sales, private placements, or otherwise.

Given the composition and performance of the Company’s Board and executive leadership, and the preparations to conduct a staged reduction in exposure of the Mantle Ridge Funds to the Company as discussed above, Mantle Ridge believes that service to and engagement with the Company through a Board seat is no longer necessary. It further recognizes that its flexibility in managing the exposures of the Mantle Ridge Funds is enhanced so long as Mantle Ridge does not have a representative on the Issuer’s Board.

Thus, unless an unexpected material adverse development causes Mantle Ridge to believe that service to the Company through direct representation on the Board is necessary, Mr. Hilal anticipates relinquishing his Board seat in the near term, and simultaneously the Mantle Ridge Funds intend to waive their right to appoint a Successor Director (as defined in the previously filed Stewardship Framework Agreement).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2023	MR BRIDGESTONE ADVISOR LLC

	By:	Mantle Ridge LP, its sole member
	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal